UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406 330-533-2692	Michael D. Phillips, Esq. Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 216-622-8200

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
April 28, 2006
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: 567,467 Units of Limited Partnership Interest at $ 22.87 per Unit	Amount of Filing Fee* $ 1,388.64

*	Previously paid. Calculated at $107.00 per million of Transaction Value.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
	Amount Previously Paid:		$1,388.64

	Form of Registration No.:		Schedule TO

	Filing Party:	Everflow Eastern Partners, L.P.

	Date Filed:	April 28, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.
☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on April 28, 2006 (the “Schedule TO”) by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 567,467 units of limited partnership interest (the “Units”) at a purchase price of $22.87 per Unit in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase for Cash and the Letter of Transmittal were previously filed with the Securities and Exchange Commission on April 28, 2006 with the Schedule TO as exhibits (a)(1) and (a)(2) respectively.
     The information in the Offer previously filed with the Schedule TO is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction; Item 5. Past Contracts, Transactions, Negotiations and Agreements; Item 6. Purposes of the Transaction and Plans or Proposals; and Item 11. Additional Information
     Item 4—Terms of the Transaction, Item 5—Past Contracts, Transactions, Negotiations and Agreements, Item 6—Purposes of the Transaction and Plans or Proposals and Item 11—Additional Information, which incorporates by reference the Offer to Purchase for Cash and the Letter of Transmittal, is hereby amended and supplemented as follows:
(1) The “Introduction” of the Offer to Purchase for Cash is amended as follows:
The second sentence of the eighth paragraph of the Introduction is deleted in its entirety and replaced with the following:
“Units purchased by the Company pursuant to the Offer will receive the Purchase Price. Units not purchased by the Company pursuant to this Offer will be eligible to receive discretionary cash distributions declared by the Company after June 30, 2006.”
(2) “Section 11—Certain Federal Income Tax Consequences” of the Offer to Purchase for Cash is amended as follows:
The section heading and the first sentence of this section are deleted in their entirety and replaced with the following:
“Section 11. Material Federal Income Tax Consequences. The following is a very brief summary of the material federal income tax consequences of a Unitholder’s acceptance of this Offer.”

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 15, 2006	EVERFLOW EASTERN PARTNERS, L.P.

		By:	EVERFLOW MANAGEMENT LIMITED, LLC General Partner

		By:	EVERFLOW MANAGEMENT CORPORATION Managing Member

		By:	/s/ William A. Siskovic

William A. Siskovic
Vice President and Secretary-Treasurer